Exhibit 99.8

Form 51-102F3

Material Change Report

Item 1              Name and Address of Company

NUVA Pharmaceuticals Inc. 615-800 West Pender Street Vancouver, BC

V6C 2V6 (the “Company”)

Item 2              Date of Material Change

February 21, 2014

Item 3              News Release

The news release was disseminated on February 21, 2014 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4              Summary of Material Change

The Company announced its name has been changed with the Finance Industry Regulatory Authority in the US. In addition, the Company granted stock options to an officer of the Company.

Item 5              Full Description of Material Change

5.1

Full Description of Material Change

The Company announced that its name has been changed with the Finance Industry Regulatory Authority in the US. Subsequent to the name change a new symbol was issued for the Company. The new symbol for the Company is NUVPF.

This new symbol is effective with all quote providers servicing US exchanges.

The Company also announced that is has granted 1,000,000 options at $0.10 per share for a period of five years to an officer of the Company.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6              Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Jamie Lewin, Chief Financial Officer Business Telephone:

604.862.3439

Facsimile:

604.689-1289

Item 9

Date of Report

February 21, 2014